SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)

MSB Financial Corp.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

55352L101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Lanidex Plaza, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 117,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.05%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 106,745
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 106,745
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.86%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,522
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 139,522
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.44%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,136
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 27,136
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.47%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,926
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 83,926
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.46%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,092
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 95,092
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,092
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.66%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,316
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,316
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.77%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,520
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 86,520
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.51%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 416,713
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 416,713
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.27%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,136
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 27,136
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.47%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 730,457
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 730,457
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.75%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55352L101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted) as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 730,457 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $9,404,457, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 23, 2017, the Reporting Persons purchased additional shares of the Issuer resulting in an over 1.00% increase in ownership of outstanding shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 5,729,182 Shares outstanding, which is the total number of Shares outstanding as of March 31, 2017 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 12, 2017.

A.	SAL

(a)	As of the close of business on May 24, 2017, SAL beneficially owned 117,200 Shares.

       Percentage: Approximately 2.05%.

(b)	1. Sole power to vote or direct the vote: 117,200

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 117,200

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on May 24, 2017, SIP beneficially owned 106,745 Shares.

                               Percentage: Approximately 1.86%.

(b)	1. Sole power to vote or direct the vote: 106,745

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 106,745

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 55352L101

C.	SIPII

(a)	As of the close of business on May 24, 2017, SIPII beneficially owned 139,522 Shares.

Percentage: Approximately 2.44%.

(b)	1. Sole power to vote or direct the vote: 139,522

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 139,522

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on May 24, 2017, SIPIII beneficially owned 27,136 Shares.

Percentage: Approximately 0.47%.

(b)	1. Sole power to vote or direct the vote: 27,136

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 27,136

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPIII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	LSBK

(a)	As of the close of business on May 24, 2017, LSBK beneficially owned 83,926 Shares.

Percentage: Approximately 1.46%.

(b)	1. Sole power to vote or direct the vote: 83,926

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 83,926

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 55352L101

F.	Broad Park

(a)	As of the close of business on May 24, 2017, Broad Park beneficially owned 95,092 Shares.

Percentage: Approximately 1.66%.

(b)	1. Sole power to vote or direct the vote: 95,092

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 95,092

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	Chewy

(a)	As of the close of business on May 24, 2017, Chewy beneficially owned 44,316 Shares.

Percentage: Approximately 0.77%.

(b)	1. Sole power to vote or direct the vote: 44,316

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 44,316

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by Chewy during the past 60 days.

H.	CBPS

(a)	As of the close of business on May 24, 2017, CBPS beneficially owned 86,520 Shares.

Percentage: Approximately 1.51%.

(b)	1. Sole power to vote or direct the vote: 86,520

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 86,520

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

I.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 106,745 Shares owned by SIP and the 139,522 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 83,926 Shares owned by LSBK and the 86,520 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 416,713 Shares.

Percentage: Approximately 7.27%.

(b)	1. Sole power to vote or direct the vote: 416,713

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 416,713

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days.

J.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 27,136 Shares owned by SIPIII.

        Percentage: Approximately 0.47%.

(b)	1. Sole power to vote or direct the vote: 27,136

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 27,136

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 55352L101

K.	Seidman

(a)
Seidman directly owns 30,000 Shares.  In addition, Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 117,200 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 106,745 Shares owned by SIP and the 139,522 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 27,136 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 83,926 Shares owned by LSBK and the 86,520 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 95,092 Shares owned by Broad Park and the 44,316 Shares owned by Chewy.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 730,457 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 12.75%.

(b)	1. Sole power to vote or direct the vote: 730,457

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 730,457

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares during the past 60 days on behalf of Seidman.

An aggregate of 730,457 Shares, constituting approximately 12.75% of the Shares outstanding as reported by the Reporting Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Signature Page to MSB Financial Corp. Schedule 13D Amendment No. 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2017	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 55352L101

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Transaction Date	Per Share*	Cost*	Shares**

SAL	5/24/2017	17.001	254,947.00	14,996

SIP	5/23/2017	17.001	453,490.00	26675
SIP	5/24/2017	17.013	20,279.00	1,192
Total			473,769.00	27,867

SIPII	5/24/2017	17.002	145,705.00	8,570

SIPIII	5/24/2017	17.005	46,646.00	2,743

LSBK	5/8/2017	16.963	6,785.00	400
LSBK	5/18/2017	16.983	5,094.99	300
LSBK	5/22/2017	17.022	11,592.00	681
LSBK	5/23/2017	17.001	454,136.00	26713
Total			477,607.99	28,094

Broad Park	5/23/2017	17.001	398,240.00	23425
Broad Park	5/24/2017	17.012	21,282.00	1,251
Total			419,522.00	24,676

CBPS	5/23/2017	17.000	233,121.00	13713
CBPS	5/24/2017	17.000	94,826.00	5,578
Total			327,947.00	19,291

*Includes brokerage commission.